Exhibit 4.1

BP p.l.c.

RULES OF THE BP P.L.C.

ANNUAL CASH BONUS DEFERRAL PLAN

Adoption:	25 January 2013

i

Table of Contents

Contents		Page

1	Operation of the Plan	1

2	Transfer of Shares under Deferral Awards	1

3	Grant of Matching RSU Awards	2

4	Rights in respect of Deferral Awards	3

5	Rights in Respect of Matching RSU Awards	4

6	The Release Date for Deferral Award	4

7	The Vesting Date for Matching RSU Awards	5

8	Withholding, deductions and offsets – Deferral and Matching RSU Awards	5

9	Cessation of employment / personal events – Deferral Award	6

10	Cessation of employment / personal events – Matching RSU Award	7

11	Meaning of “ceasing to be in employment”	8

12	Other circumstances - corporate events	8

13	Changing the Plan and termination	9

14	General	10

15	Definitions	12

Schedule 1 US Schedule		15

Schedule 2 Cash Awards		18

1	Definitions	18

2	Grant of Deferral Cash Awards	18

3	Grant of Matching Cash Awards	18

4	The Release Date for Deferral Cash Award	19

5	The Vesting Date for Matching Cash Awards	19

ii

Rules of the BP p.l.c. Annual Cash Bonus Deferral Plan

Introduction

These rules set out the terms on which participants may, by electing to participate in the BP p.l.c. Annual Cash Bonus Deferral Plan, acquire and hold shares (Deferral Awards) in the Company until the release date. To the extent that participants acquire and hold Deferral Awards the Company shall grant matching restricted stock unit awards (Matching RSU Awards), which give them a conditional entitlement to receive further shares. Subject to participants’ continued employment and any other conditions, the Matching RSU Awards shall vest at the same time restrictions on the Deferral Awards are released.

1	Operation of the Plan

1.1	Timing of Operation

The Designated Corporate Officer may decide in his discretion to operate the Plan at any time in respect of any financial year.

1.2	Eligibility

1.2.1	Subject to the rest of this rule 1.2, participation in the Plan may extend to anyone who is an Employee in accordance with any selection criteria the Designated Corporate Officer may set.

1.2.2	Unless the Designated Corporate Officer decides otherwise, the Company may only extend participation in the Plan to an Employee who falls within Bands B, C and D and who has made a valid election to participate in this Plan.

1.2.3	Unless the Designated Corporate Officer considers that special circumstances exist, participation may not be extended to an Employee who has given or received notice of termination of employment, whether or not such termination is lawful.

1.2.4	The Plan may not be extended to any executive director of the Company without the prior approval of the shareholders in general meeting, where such approval is required under any law or regulation.

1.2.5	The Designated Corporate Officer may decide that Schedule 2 will apply to an Employee for any operation of the Plan in which case, his only entitlement will be to equivalent cash payments as described in that Schedule.

2	Transfer of Shares under Deferral Awards

2.1	Transfer

On a date set by the Designated Corporate Officer, the Company shall procure that Shares comprised in a Deferral Award are transferred to the Participant to be held until the Release Date, subject to and in accordance with these Rules. The Designated Corporate Officer shall determine how the Shares will be held; for example, they may be held on behalf of the Participants in a specially designated account arranged for by the Plan Administrator.

2.2	Terms of Deferral Awards

The terms of the Deferral Awards must be determined by the Designated Corporate Officer. The terms will be notified to the Participant and will include:

2.2.1	the number of Shares transferred; and

2.2.2	the Release Date.

2.3	Documents and elections for Deferral Awards

The Participant must sign any documentation (including but not limited to any relevant tax or participation election) requested by the Plan Administrator in respect of Deferral Awards within the required timelines. The Company may retain the share certificates relating to the Shares under a Deferral Award.

2.4	Notification of Deferral Awards

The Plan Administrator may notify a Participant of a Deferral Award and their terms in such manner as it decides.

2.5	Issue of Shares

Shares may not be issued or transferred from treasury (within the meaning of the Companies Act 2006, as amended) in respect of a Deferral Award without prior approval of this Plan by shareholders of the Company.

2.6	ADSs

The Designated Corporate Officer may determine that Deferral Awards will be made in the form of ADSs and references in these rules to Shares shall be construed accordingly.

3	Grant of Matching RSU Awards

3.1	As soon as practicable after the transfer of Shares under Deferral Awards, the Grantor will make a Matching RSU Award to the Participant, subject to and in accordance with these Rules. The number of Shares notionally comprised in a Matching RSU Award granted to a Participant shall be equal to the number of Shares comprised in the Deferral Award (before any tax withholding).

3.2	Grantor

The Grantor of Matching RSU Awards must be:

3.2.1	the Company; or

3.2.2	any other Member of the Group.

3.3	Terms of Matching RSU Awards

Matching RSU Awards are subject to the rules of the Plan and must be granted by deed. The terms of the Matching RSU Awards must be set out in the deed, including:

3.3.1	the number of Shares subject to the Matching RSU Award or the basis on which the number of Shares subject to the Matching RSU Award will be calculated;

3.3.2	the Grant Date; and

3.3.3	the Vesting Date.

3.4	Notification of Matching RSU Awards

The Plan Administrator may notify a Participant of the grant of Matching RSU Awards and their terms in such manner as it decides.

3.5	No payment

A Participant is not required to pay for the grant of a Matching RSU Award.

3.6	Issue of Shares

Shares may not be issued or transferred from treasury (within the meaning of the Companies Act 2006, as amended) to satisfy Matching RSU Awards without prior approval of this Plan by shareholders of the Company.

3.7	ADSs

The Designated Corporate Officer may determine that the grant of Matching RSU Awards will be in the form of ADSs and references in these rules to Shares shall be construed accordingly.

4	Rights in respect of Deferral Awards

4.1	Rights

Except to the extent specified in any deed entered into under rule 3.3 a Participant will have all rights of a shareholder in respect of Shares under a Deferral Award, including without limitation, the right to vote and receive any dividends, from the date the Shares are transferred under rule 3.1.

4.2	Restriction on disposal of interests and hedging

4.2.1	Subject to rule 4.2.2, a Participant may not sell, transfer, assign, hedge, charge or otherwise dispose of Shares transferred under a Deferral Award (or part of or any interest in them) and must not enter into any transaction which transfers the risk of price movements with regard to the Deferral Awards. If a Participant does, whether voluntarily or involuntarily, then the Designated Corporate Officer may determine that the related Matching RSU Award lapses.

4.2.2	Rule 4.2.1 does not apply:

(i)	to the transmission of a Deferral Award on the death of a Participant to his personal representatives; or

(ii)	to the assignment of the Deferral Award with the prior consent of the Designated Corporate Officer, subject to any terms and conditions the Designated Corporate Officer may impose.

4.3	Adjustment of Deferral Awards

Subject to any deed entered into under rule 2.3, a Participant will have the same rights as any other shareholders in respect of Deferral Awards where there is a variation or other event of the sort described in rule 5.3. Any shares, securities or rights allotted to a Participant as a result of such an event will be:

4.3.1	treated as if they were granted to the Participant under the Plan in the same way and at the same time as the Deferral Award in respect of which the rights were conferred; and

4.3.2	subject to the rules of the Plan.

However, securities bought by a Participant pursuant to a rights issue will not be treated as described above except to the extent they are bought using the proceeds of sale of rights under that rights issue.

5	Rights in Respect of Matching RSU Awards

5.1	Rights

A Participant is not entitled to vote, to receive dividends or to have any other rights of a shareholder in respect of Shares subject to Matching RSU Awards until the Shares are transferred to the Participant on Vesting.

5.2	Restriction on disposal of interests and hedging

5.2.1	Subject to rule 5.2.2, a Participant may not sell, transfer, assign, hedge, charge or otherwise dispose of Matching RSU Awards (or part of or any interest in the Matching RSU Awards) and must not enter into any transaction which transfers the risk of price movements with regard to the Shares notionally comprised in Matching RSU Awards. If a Participant does, whether voluntarily or involuntarily, then the Designated Corporate Officer may determine that the Matching RSU Award lapses.

5.2.2	Rule 5.2.1 does not apply:

(i)	to the transmission of Matching RSU Awards on the death of a Participant to his personal representatives; or

(ii)	to the assignment of Matching RSU Awards, with the prior consent of the Designated Corporate Officer, subject to any terms and conditions the Designated Corporate Officer may impose.

5.3	Adjustment of Matching RSU Awards

If there is:

5.3.1	a variation in the equity share capital of the Company, including a capitalisation or rights issue, sub-division, consolidation or reduction of share capital;

5.3.2	a demerger (in whatever form) or exempt distribution by virtue of Section 1075 of the Corporation Tax Act 2010;

5.3.3	a special dividend or distribution, or

5.3.4	any other corporate event which might affect the current or future value of any Matching RSU Awards,

the Designated Corporate Officer may adjust the number or class of Shares or securities notionally comprised in the Matching RSU Awards.

6	The Release Date for Deferral Award

6.1	Release

On the Release Date, all restrictions imposed on the Shares under Deferral Awards shall be released and lapse.

7	The Vesting Date for Matching RSU Awards

Within 30 days of the Vesting Date for Matching RSU Awards, the Grantor will arrange for the transfer to, or to the order of, the Participant, the Shares notionally comprised in Matching Awards.

Subject to these rules, the Participant will be entitled to all rights to Shares in respect of Matching RSU Awards where the record dates in respect of such rights fall after the date of transfer.

7.1	Dividend Equivalent – Matching RSU Awards

The number of Shares transferred in respect of which Matching RSU Awards Vest shall be increased (“Additional Shares”) as determined by the Designated Corporate Officer to take account of the Net Dividends that would have been paid on the number of Shares notionally comprised in the Matching RSU Awards between the Grant Date and the Vesting Date (“Dividend Equivalents”). The Additional Shares shall be calculated on the basis that Net Dividends were re-invested in Shares at the time the dividends would have been paid. All Additional Shares shall be subject to the rules of the Plan and the terms of the Matching RSU Awards by reference to which they were granted.

The Designated Corporate Officer may at any time decide to disapply this rule 7.1 in relation to all or part of a special dividend or dividend in specie which may otherwise be included in rule 7.1.

For the purposes of this rule 7.1, “Net Dividends” means the amount of the dividend less any notional tax credit.

7.2	Cash alternative – Matching RSU Awards

The Grantor may, subject to the approval of the Designated Corporate Officer, decide to satisfy Matching RSU Awards (including any Additional Shares under rule 7.1) by paying an equivalent amount in cash (subject to rule 8). The cash amount must be equal to the Market Value (as at the Vesting Date) of the Shares which would but for the application of this rule have been transferred on the Vesting Date.

For the purposes of this rule, “Market Value” means in relation to a Share on any day:

7.2.1	the middle market quotation (as derived from the Daily Official List of the London Stock Exchange) on the immediately preceding Business Day; or

7.2.2	in relation to an ADS the closing trading price of an ADS as derived from the New York Stock Exchange Inc. on the immediately preceding Business Day.

8	Withholding, deductions and offsets – Deferral and Matching RSU Awards

8.1	Tax

The Company, the Grantor, any employing company or trustee of any employee benefit trust may withhold such amount and make such arrangements as it considers necessary to meet its withholding obligations for taxation or social security contributions in respect of Deferral Awards or Matching RSU Awards. These arrangements may include the sale or reduction in number of any Shares or the Participants discharging the liability themselves or deduction from any cash amount due under the Plan.

8.2	Offset

In addition, it shall be a condition of the release of the restrictions on Shares under a Deferral Award or Shares notionally comprised in Matching RSU Awards that the Company, the Grantor, any employing Company or trustee may deduct from and set off against the Shares or any cash amount payable under the Plan, whenever payable, any debt, obligation, liability, or other amount owed by the Participant to a Member of the Group, including but not limited to amounts under an international assignment tax policy (as currently in effect or as amended from time to time), or amounts advanced on behalf of the Participant with respect to employment taxes, as determined in the sole discretion of the Designated Corporate Officer.

8.3	Forfeiture

8.3.1	Notwithstanding any other rules of the Plan, if the Designated Corporate Officer determines that a Participant has engaged in conduct (including, but not limited to, a violation of the BP Code of Conduct) which the Designated Corporate Officer considers was contrary to the legitimate expectations of the Company for an employee in the Participant’s position then the Designated Corporate Officer may reduce the number of Shares notionally comprised in Matching RSU Awards (including to zero).

8.3.2	Where a Participant has ceased to be in employment but has retained their Matching RSU Awards as a consequence of rule 10.2 the Designated Corporate Officer retains the right to lapse their Matching RSU Awards (in full or part) if, prior to release, the Participant joins a Competitor Organisation of any Member of the Group within 12 months of ceasing to be in employment. The Designated Corporate Officer will have the sole discretion to determine the definition of “Competitor Organisation”.

8.4	Career breaks

8.4.1	If a Participant is on a Career Break on the Release Date or the Vesting Date , then unless the Designated Corporate Officer determines otherwise in any particular case, the Release Date and the Vesting Date will be deferred until a date after the Designated Corporate Officer determines that the Participant has returned to normal employment at the end of the Career Break and has continued to be in their normal employment for a period of three months from the date of return, and in that period has not given notice of termination of employment. The Release Date and the Vesting Date will be as soon as practicable after such determination.

8.4.2	Unless any of the reasons set out in rules 10.2, 10.4, or 12.1 apply, if the Participant ceases to be in employment before having returned to normal employment at the end of the Career Break or during the three month period referred to in rule 8.4.1, then their Matching RSU Awards will lapse on cessation of employment. If any of the reasons set out in rules 10.2.1, 10.4 or 12.1 do apply, their Matching RSU Awards will Vest in accordance with those rules.

9	Cessation of employment / personal events – Deferral Award

9.1	General Rule

Cessation of employment shall have no effect on a Deferral Award and the Shares will be released on the original Release Date.

9.2	Death

If a Participant dies, the Release Date for the Deferral Award will be as soon as possible after the date of death.

10	Cessation of employment / personal events – Matching RSU Award

10.1	Matching RSU Award

Unless rule 10.2 applies, Matching RSU Awards will lapse on the date of cessation of employment.

10.2	“Good leavers”

10.2.1	If a Participant ceases employment for any of the reasons set out below, then their Matching RSU Awards will Vest on the original Vesting Date in the proportion described in rule 10.3 provided the Participant was a BP employee and on a BP payroll on 31 December of the year of grant. Any other Matching RSU Awards will lapse. The reasons are:

(i)	termination by the Participant’s employing company as a result of ill-health, injury or disability;

(ii)	the Participant’s employing company ceasing to be a Member of the Group;

(iii)	a transfer of the undertaking, or the part of the undertaking, in which the Participant works to a person which is not a Member of the Group;

(iv)	redundancy; and

(v)	any other reason, if the Designated Corporate Officer so decides in any particular case.

10.2.2	The Designated Corporate Officer may only exercise the discretion provided for in rule 10.2.1(v) not later than 80 days after cessation of the relevant Participant’s employment.

10.3	Lapsing of Matching RSU Award

Where rule 10.2 applies, a proportion of the Matching RSU Awards will lapse. The number of RSUs in relation to the Matching RSU Award which lapse will be calculated by applying the following formula, with the result rounded down to the nearest whole number:

Number of Shares notionally comprised in Matching RSU Awards multiplied by

(36 minus number of months from 1 January of year of Grant Date until end of the month of cessation of employment)

divided by

36 (which represents the number of months in the full Vesting period)

equals

Number of Matching RSU Awards to be lapsed

Example: Participant ceases to be employed for a reason set out in rule 10.2.1 on 15 February, with an original grant of 1000 Matching RSU awards in the prior calendar year. The number of Matching RSU Awards to be lapsed shall be the product of 1000 x (36 – 14) ÷ 36, rounded down, which equals 611.

10.4	Death

If a Participant dies, the Vesting Date for Matching RSU Awards will be as soon as possible after the date of death. For the avoidance of doubt, rule 10.3 does not apply when a Participant dies.

The Grantor will only arrange for Shares to be transferred or cash paid to the personal representatives of a deceased Participant if they have produced a UK grant of representation or such other documentation indicating that the transferee is the proper beneficiary of the Participant as may be accepted by the Plan Administrator.

10.5	Overseas transfer

If a Participant remains an employee but is transferred to work in another country or changes tax resident status and, as a result they would:

10.5.1	suffer a tax disadvantage in relation to their Matching RSU Awards (this being shown to the satisfaction of the Designated Corporate Officer); or

10.5.2	become subject to restrictions on his ability to hold or deal in the Shares or the proceeds of the sale of the Shares acquired because of the security laws or exchange control laws of the country to which he is transferred, then the Designated Corporate Officer may decide at his/her absolute discretion that the Vesting Date for some or all Matching RSU Awards and the Release Date for some or all of the Deferral Award will be on a date the Designated Corporate Officer chooses before or after the transfer takes effect.

11	Meaning of “ceasing to be in employment”

For the purposes of these rules, a Participant will not be treated as ceasing to be in employment until they are no longer an employee of any Member of the Group or if they recommence employment with a Member of the Group within seven days.

12	Other circumstances - corporate events

12.1	Timing

12.1.1	In the event of a Change of Control, the date of the Change of Control will be the Release Date in respect of Deferral Awards and the Vesting Date for Matching RSU Awards.

12.1.2	If the Company is or may be affected by:

(i)	any demerger, delisting, distribution (other than an ordinary dividend) or other transaction which, in the opinion of the Designated Corporate Officer, might affect the current or future value of Shares under a Deferral Award or Matching RSU Awards, or

(ii)	any reverse takeover (not within rule 12.1.1 above), merger by way of a dual listed company or other significant corporate event, as determined by the Designated Corporate Officer,

the Designated Corporate Officer may decide that the date of the event will be the Release Date for Deferral Awards and the Vesting Date for Matching RSU Awards.

12.2	Exchange

The Matching RSU Awards will not Vest under rule 12.1 but will be exchanged on the terms set out in rule 12.4 to the extent that:

12.2.1	an offer to exchange the Matching RSU Awards is made and accepted by a Participant; or

12.2.2	the Designated Corporate Officer, with the consent of the Acquiring Company, decide before Change of Control that the Matching RSU Awards will be automatically exchanged.

12.3	Timing of exchange

Where the Matching RSU Awards are to be exchanged under rule 12.2 the exchange is effective immediately following the Change of Control.

12.4	Exchange terms

Where a Participant is granted a new Matching RSU Award in exchange for an existing Matching RSU Award, the new Matching RSU Award:

12.4.1	must confer a right to receive shares in the Acquiring Company or another corporate body determined by the Acquiring Company;

12.4.2	must be equivalent, as far as possible, to the existing Matching RSU Award, subject to rule 12.4.4;

12.4.3	are treated as having been granted at the same time as the existing Matching RSU Award and, subject to rule 12.4.4, Vest in the same manner and at the same time;

12.4.4	must be subject to such other terms as the Designated Corporate Officer consider appropriate in all the circumstances.

12.4.5	is governed by the Plan as if references to Shares were references to the shares over which the new Matching RSU Awards are granted and references to the Company were references to the Acquiring Company or the corporate body determined under rule 12.4.1 above.

13	Changing the Plan and termination

13.1	Powers of amendment

The Designated Corporate Officer may at any time change the provisions of the Plan in any respect provided however that the terms of any Deferral Award or Matching RSU Award shall not be changed to the Participants’ detriment. Schedules may be added to the Plan rules in order to facilitate variations in the operation of the Plan in different countries.

13.2	Employees’ share scheme

No amendment or operation of the Plan will be effective to the extent that the Plan would cease to be an “employees’ share scheme” as defined in Section 1166 of the Companies Act 2006.

13.3	Shareholder approval

No amendment to the Plan which would necessitate, under any law or regulation, the Plan’s approval by the Company’s shareholders in a general meeting, may be made until such approval has been obtained.

13.4	Notice

The Company is not required to give Participants notice of any changes to the Plan.

13.5	Termination

The Designated Corporate Officer may terminate the Plan at any time. The termination of the Plan will not affect existing Deferral Awards or Matching RSU Awards to the detriment of the Participants.

14	General

14.1	Terms of employment

14.1.1	This rule 14.1 applies during an Employee’s employment and after the termination of an Employee’s employment, whether or not the termination is lawful.

14.1.2	Nothing in the rules or the operation of the Plan creates a contract of employment nor forms part of any contract of employment of an Employee. The rights and obligations arising from the employment relationship between the Employee and his employer are separate from, and are not affected by, the Plan. Participation in the Plan does not create any right to, or expectation of, continued employment.

14.1.3	No Employee has a right to participate in the Plan. Participation in the Plan on a particular basis in any year does not create any right to or expectation of participation in the Plan on the same basis, or at all, in any future year.

14.1.4	The terms of the Plan do not entitle the Employee to the exercise of any discretion in his favour.

14.1.5	The Employee will have no claim or right of action in respect of any decision, omission or discretion, which may operate to the disadvantage of the Employee even if it is unreasonable, irrational or might otherwise be regarded as being in breach of the duty of trust and confidence (and/or any other implied duty) between the Employee and his employer.

14.1.6	No Employee has any right to compensation for any loss in relation to the Plan, including any loss in relation to:

(i)	any loss or reduction of rights or expectations under the Plan in any circumstances (including lawful or unlawful termination of employment);

(ii)	any exercise of a discretion or a decision taken under the Plan, or any failure to exercise a discretion or take a decision;

(iii)	the operation, suspension, termination or amendment of the Plan.

14.2	Designated Corporate Officer’s decision final and binding

The decision of the Designated Corporate Officer on the interpretation of the Plan or in any dispute relating to a Deferral Award or a Matching RSU Award or matter relating to the Plan will be final and conclusive.

14.3	Third party rights

Nothing in this Plan confers any benefit, right or expectation on a person who is not a Participant. No such third party has any rights under the Contracts (Rights of Third Parties) Act 1999 or any equivalent local legislation to enforce any term of this Plan. This does not affect any other right or remedy of a third party which may exist.

14.4	Costs

The Company will pay the costs of introducing and administering the Plan. The Company may ask a Participant’s employer to bear the costs in respect of Deferral Awards and Matching RSU Awards.

14.5	Employee trust

The Company and any Subsidiary may provide money to the trustee of any trust or any other person to enable them or him to acquire Shares to be held for the purposes of the Plan, or enter into any guarantee or indemnity for those purposes, to the extent permitted by Section 682 of the Companies Act 2006 or any applicable law.

14.6	Data protection

By participating in the Plan the Participant consents to the holding and processing of personal information provided by the Participant to any Member of the Group, trustee or third party service provider, for all purposes relating to the operation of the Plan. These include, but are not limited to:

14.6.1	administering and maintaining Participant records;

14.6.2	providing information to Members of the Group, trustees of any employee benefit trust, registrars, brokers or third party administrators of the Plan;

14.6.3	providing information to future purchasers or merger partners of the Company, the Participant’s employing company, or the business in which the Participant works;

14.6.4	transferring information about the Participant to a country or territory that may not provide the same statutory protection for the information as the Participant’s home country.

The Participant is entitled, on payment of a fee, to a copy of the personal information held about him or her, if anything is inaccurate the Participant has the right to have it corrected.

14.7	Consents

All transfers of Shares will be subject to any necessary consents under any relevant enactments or regulations for the time being in force in the United Kingdom or elsewhere. The Participant is responsible for complying with any requirements he needs to fulfil in order to obtain or avoid the necessity for any such consent.

14.8	Notices

14.8.1	Any information or notice to a person who is or will be eligible to be a Participant under or in connection with the Plan may be posted, or sent by electronic means, in such manner to such address as the Plan Administrator considers appropriate, including publication on any intranet.

14.8.2	Any information or notice to the Company or other duly appointed agent under or in connection with the Plan may be sent by post or transmitted to it at its registered office or such other place, and by such other means, as the Plan Administrator or duly appointed agent may decide and notify Participants.

14.8.3	Notices sent by post will be deemed to have been given on the second day after the date of posting. However, notices sent by or to a Participant who is working overseas will be deemed to have been given on the seventh day after the date of posting. Notices sent by electronic means, in the absence of evidence to the contrary, will be deemed to have been received on the day after sending.

14.9	Governing law and jurisdiction

English law governs the Plan and all Deferral Awards and Matching RSU Awards and their construction. The English courts have non-exclusive jurisdiction in respect of disputes arising under or in connection with the Plan or any Deferral Awards and Matching Share Awards.

15	Definitions

In these rules:

“Acquiring Company” means a person who has or obtains control (within the meaning of Section 995 of the Income Tax Act 2007) of the Company;

“ADS” means an American depositary share representing ordinary shares of the Company;

“Annual Cash Bonus” means a cash bonus granted under the Company’s Annual Cash Bonus Global Policy or any successor bonus policy as determined by the Designated Corporate Officer;

“Business Day” means a day on which the London Stock Exchange (or, if relevant and if the Designated Corporate Officer so determines, any stock exchange nominated by the Designated Corporate Officer on which the Shares are traded) is open for the transaction of business;

“Career Break” means an extended period of unpaid leave from normal work, without ceasing to be an employee of any Member of the Group, with the agreement of the Company and which is designated by the Plan Administrator as a Career Break for the purposes of these rules;

“Change of Control” means

(i)	when a general offer to acquire Shares made by a person (or a group of persons acting in concert) becomes wholly unconditional; or

(ii)	when, under Section 895 of the Companies Act 2006 or equivalent procedure under local legislation, a court sanctions a compromise or arrangement in connection with the acquisition of Shares; or

(iii)	a person (or a group of persons acting in concert) obtaining control (within the meaning of Section 995 of the Income Tax Act 2007) of the Company in any other way.

“Company” means BP p.l.c.;

“Deferral Award” means an award of Shares made in accordance with these rules;

“Designated Corporate Officer” means the Group Chief Executive or such other corporate officer to whom the Group Chief Executive delegates his authority;

“Dividend Equivalent” means an additional number of Matching RSU Awards as calculated in accordance with rule 7.1;

“Employee” means any employee of a Member of the Group;

“Grant Date” means the date on which Matching RSU Awards are granted under rule 3;

“Grantor” means, the entity which grants Matching RSU Awards under the Plan;

“London Stock Exchange” means London Stock Exchange plc;

“Matching RSU Award” means a conditional right to acquire Shares on Vesting in accordance with the Plan made in the form of a restricted stock unit;

“Member of the Group” means:

(i)	the Company; or

(ii)	its Subsidiaries from time to time.

“Participant” means a person who holds a Deferral Award and a Matching RSU Award or his personal representatives who have produced a UK grant of representation or such other documentation as may be accepted by the Plan Administrator;

“Plan” means these rules known as “The BP p.l.c. Annual Cash Bonus Deferral Plan”, as changed from time to time;

“Plan Administrator” means the person or persons appointed by the Designated Corporate Officer as the plan administrator for the purposes of the Plan;

“Release Date” means the date determined by the Designated Corporate Officer on which the restrictions imposed on the Shares under a Deferral Award lapse and fall away;

“Shares” means fully paid ordinary shares in the capital of the Company or where the context requires ADSs (see rule 2.6 and 3.7);

“Subsidiary” means a company which is a subsidiary of the Company within the meaning of Section 1159 of the Companies Act 2006 so long as BP p.l.c. directly or indirectly owns at least 50% of the voting securities of such company;

“Vesting” means the Participant becoming entitled to have Shares equal in number to the Shares notionally comprised in a Matching RSU Award transferred to them in accordance with these rules.

“Vesting Date” means the date determined by the Designated Corporate Officer and notified to the Participant under rule 3 on which the Participant becomes entitled to have the Shares comprised in a Matching RSU Award transferred to them.

Schedule 1

US Schedule

This United States (“US”) Schedule shall vary the terms of the Plan (and any other related documents) accordingly for all US Participants. For the purposes of this Schedule 1, a “US Participant” means a Participant who is:

(i)	a US citizen;

(ii)	a US permanent resident (as may be evidenced by a so-called “green card” and/or participation in a US tax-qualified pension plan sponsored by a Member of the Group); or

(iii)	a non-US citizen who is posted to the United States as of an Award Date and who is (or expected to become) subject to US taxation as a resident alien; or

(iv)	a non-US citizen to the extent that he or she is or becomes subject to Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) with regard to a grant or Award, including a non-resident alien taxpayer, with respect to some portion of a grant or Award that is deemed to be income from a US source.

Rule 1.2.5 and Schedule 2 shall be varied by adding the following:

Rule 1.2.5 and Schedule 2 are not intended to be applied to a Participant who is considered a US Participant. If applicable non-US law requires the general application of rule 1.2.5 and Schedule 2 to any US Participant, then such will be applied in a manner consistent with Section 409A of the Code.

Rule 2.1 shall be varied by adding the following:

Notwithstanding anything in the Plan rules to the contrary, and consistent with rule 14.9.1 of this US Schedule, this Plan shall not be considered a “funded” plan within the meaning of Section 409A of the Code, and any procurement of Shares to accomplish a transfer of Shares to US Participants shall be done in such a manner consistent with rule 14.9.1.

Rule 7 shall be varied by adding the following:

Notwithstanding anything in the Plan rules to the contrary, the transfer of Shares upon Vesting will occur no later than 2 1/2 months after the expiration of 36 months beginning 1 January of the year of Grant Date.

Rule 7.2 shall be varied by adding the following:

Rule 7.2 is not intended to be applied to a Participant who is considered a US Participant. If applicable non-US law requires the general application of rule 7.2 to any US Participant, rule 7.2 will be applied in a manner consistent with Section 409A of the Code.

Rule 8.2 shall be varied by adding the following:

Notwithstanding anything in the Plan rules to the contrary, any right of the Company, the Designated Corporate Officer, any employing Company or any other entity to deduct from and set off against the Matching RSU Award any debt, obligation, liability, or other amount owed by the Participant to a Member of the Group, shall be subject to limitations imposed by Section 409A of the Code.

Rule 8.4 shall be varied by adding the following:

Rule 8.4 is not intended to be applied to a Participant who is considered a US Participant. If applicable non-US law requires the general application of rule 8.4 to any US Participant, rule 8.4 will be applied in a manner consistent with the provisions of rule 10.2 of this US Schedule and Section 409A of the Code.

Rule 10.2 shall be replaced in its entirety to read as follows:

10.2	“Good Leavers”

If a Participant ceases employment for any of the reasons set out below, then their Matching RSU Awards will Vest on the original Vesting Date in the proportion described in rule 10.3 provided the Participant was a BP employee and on a BP payroll on 31 December of the year of grant. Any other Matching RSU Awards will lapse. The reasons are:

(1) Disability. For the purposes of this rule, a US Participant will be considered Disabled if he is (i) unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months; or (ii) by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than 3 months under an accident and health plan covering employees of a Member of the Group; or (iii) otherwise disabled within the meaning of Section 409A of the Code;

(2) A US Participant’s involuntary termination of employment with any Member of the Group, other than due to such Participant’s conduct or performance. For avoidance of doubt, the following circumstances will be considered an involuntary termination of employment: (A) termination of a US Participant’s employment by his or her employer with no anticipated return to employment with a Member of the Group, or a termination considered by the Designated Corporate Officer to have been initiated by the US Participant’s employer with no anticipated return to employment with a Member of the Group, in both cases where the termination is not based on the US Participant’s conduct or performance; (B) termination of a US Participant’s employment as a result of a Change of Control. A transfer of employment from one Member of the Group to another will not be considered a termination of employment, nor will a reduction in hours, unless such is considered an involuntary “separation from service” within the meaning of Section 409A of the Code; or

(3) If a US Participant’s termination of employment occurs by mutual agreement between the Participant and the Company to an agreed and planned exit date occurring after the end of the calendar year of grant, the Designated Corporate Officer may in his sole discretion permit the Matching RSU Award to continue to Vest according to its original terms.

Rule 10.4 shall be varied by adding the following:

The Shares will in all circumstances be delivered as soon as possible but no later than within 90 days after the date of the Participant’s death.

Rule 10.5 shall be varied by adding the following:

Rule 10.5 is not intended to be applied to a US Participant.

Rule 12.1 shall be varied by adding the following:

Rule 12.1 will only apply when the Change of Control or corporate event described therein constitutes a Change of Control as defined in this US Schedule. As well, and notwithstanding anything in these rules to the contrary, the transfer of Shares upon Vesting under Rule 12.1 will be accomplished no later than 90 days after such corporate event.

Rule 12.2 shall be varied by adding the following:

Rule 12.2 is not intended to be applied to a US Participant.

Rule 15, definition of “Career Break” shall be varied by adding the following:

For US Participants, a Career Break shall only be recognized for purposes of this Plan if the Participant is reasonably expected to return to work with the Company after the expiration of the break and such break is approved by the Company in advance of the break’s onset. The maximum recognized period for a Career Break for US Participants will be six (6) months (or such longer period if the Participant has a legal or contractual right to return to work with the Company immediately following the expiration of the break), with a voluntary termination of employment considered to have taken place for purposes of the Plan for any such longer period, as determined in accordance with Section 409A of the Code.

Rule 15, definition of “Change of Control” shall be replaced by the following:

“Change of Control” shall mean a change in the ownership of the Company, change in effective control of the Company or change in the ownership of a substantial portion of the Company’s assets, as such phrases are specifically defined by United States Treasury Regulations Section 1.409A-3(i)(5)(v), (vi) and (vii), as applicable to the terms herein and as may hereafter be amended.

The following shall be added as rule 14.9.1

14.9.1	Compliance with Section 409A and Other Applicable Laws

Notwithstanding any provision of the Plan to the contrary, the Plan is intended to comply with the requirements of Section 409A of the Code with respect to US Participants. Accordingly, all provisions herein, or incorporated by reference, shall be construed and interpreted to comply with Section 409A of the Code to the extent required. Notwithstanding any provision of the Plan to the contrary, if a US Participant is a “specified employee” within the meaning of Section 409A of the Code at the time of separation from service, to the extent necessary to comply with Section 409A of the Code, any payment required under this Plan shall be held for delayed payment and shall be distributed on or immediately after the date which is six months after the date of the Participant’s separation from service, or death if earlier. In no event may the US Participant, directly or indirectly, designate the calendar year of a payment. Notwithstanding the provisions of rule 8.6, the Plan shall be unfunded for the purposes of Section 409A of the Code.

Notwithstanding any provision of this Plan to the contrary, the Designated Corporate Officer may amend or terminate the grant, Vesting and/or release of Matching RSU Awards under this Plan at any time and without prior notice if the Designated Corporate Officer determines in its sole discretion that such action is necessary or advisable to avoid or mitigate potential non-compliance with applicable law or if compliance would create unreasonable administrative burdens. If the terms of a grant, Vesting or release of a Matching RSU Award is amended or terminated, the Company is under no obligation to provide any consideration or remuneration in lieu of the grant, Vesting and/or release of the Matching RSU Award.

All taxes, penalties, or interest imposed on any Participant due to any failure to comply with Section 409A of the Code or other tax rule shall be the Participant’s responsibility and no Member of the Group shall have any obligation to keep the Participant whole.

Schedule 2

Cash Awards

The rules of the BP p.l.c. Annual Cash Bonus Deferral Plan (“Plan”) will apply to grants made under this Schedule 2, as modified by the terms of this Schedule 2.

1	Definitions

“Deferral Cash Award” means a conditional entitlement to a cash payment as described in paragraph 4 of this Schedule;

“Market Value” has the meaning given to it in rule 7.2;

“Matching Cash Award” means a conditional entitlement to a payment of cash as described in paragraph 5 of this Schedule;

“Starting Amount” means the amount determined by the Designated Corporate Officer under paragraph 2 of this Schedule for a Deferral Cash Award, which shall be expressed as a cash amount.

Terms defined in the rules have the same meaning when used in this Schedule.

2	Grant of Deferral Cash Awards

2.1	Grant of Deferral Cash Awards

On a date set by the Designated Corporate Officer, the Company shall procure that the Participant is granted a Deferral Cash Award.

2.2	Main terms of Deferral Cash Awards

The terms of the Deferral Cash Awards must be determined by the Designated Corporate Officer. The terms will be notified to the Participant and will include:

2.2.1	the Starting Amount; and

2.2.2	the Release Date.

2.3	Other terms of Deferral Cash Awards

The terms of a Deferral Cash Award will be the same as those of a Deferral Award except:

2.3.1	as provided in this Schedule;

2.3.2	rules 2.1, 2.2, 4.1, 4.3 and 6 will not apply;

2.3.3	rule 4.2.1 (restrictions on transfer) applies to any transfer, assignment etc of any rights in respect of the Deferral Cash Award; and

2.3.4	where rule 9.1 (cessation of employment) applies, a payment will be made under paragraph 4 of this Schedule on the original Release Date, unless the Designated Corporate Officer determines otherwise.

3	Grant of Matching Cash Awards

As soon as practicable after the granting of a Deferral Cash Award, the Grantor will make a Matching Cash Award to the Participant, subject to and in accordance with these Rules. The number of Shares notionally comprised in a Matching Cash Award shall be equal to the Starting Amount under the Deferral Cash Award divided by the Market Value of a Share on the Grant Date.

The terms of a Matching Cash Award will be the same as those of a Matching RSU Award except:

3.1.1	as provided in this Schedule;

3.1.2	rule 3.1 will not apply; and

3.1.3	where rule 12.4 (exchange) applies, the new Matching Cash Award must confer a right to receive a cash amount calculated by reference to shares in the Acquiring Company or other body determined under that rule.

4	The Release Date for Deferral Cash Award

Within 30 days of the Release Date, the Grantor will procure that the Participant is paid (subject to rule 8) an amount in cash equal to the Market Value on the Release Date of the Shares (and any other securities) which the Participant would have held on the Release Date if:

4.1.1	the Starting Amount had been used to purchase Shares at Market Value on the on the date on which the Deferral Cash Award was granted;

4.1.2	any Net Dividends and any other cash amounts payable in respect of those Shares (or in respect of securities received in respect of Shares) had been reinvested in Shares at Market Value on the date of payment; and

4.1.3	on any rights issue, sufficient entitlements had been sold nil-paid to take up the balance of the entitlements.

For the purposes of this calculation, fractional Shares may be included.

No Shares will be transferred in respect of a Deferral Cash Award.

5	The Vesting Date for Matching Cash Awards

Within 30 days of the Vesting Date for Matching Cash Awards, the Grantor will arrange for the payment to, or to the order of, the Participant, (subject to rule 8) of a cash amount equal to the Market Value (as at the Vesting Date) of the Shares which would have been transferred under rule 7 (including any Additional Shares under rule 7.1) if the Matching Cash Award had been a Matching RSU Award.

No Shares will be transferred in respect of a Matching Cash Award.